UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports August 2009 Traffic

Monterrey, Mexico, September 7, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 12.9% in August 2009, as compared to August 2008. Domestic traffic decreased 11.0%, and international traffic decreased 24.1%.

Total passenger traffic volumes during August decreased at a slower rate than during any prior month of the year. This effect is principally the result of the performance of domestic traffic.

Total Passengers*
(Thousand)	Aug-08	Aug-09	Change %	Jan-Aug 2008	Jan-Aug 2009	Change %
Domestic	1,006.5	896.0	(11.0)	8,226.3	6,641.1	(19.3)
International	174.8	132.7	(24.1)	1,717.3	1,271.4	(26.0)
OMA Total	1,181.2	1,028.7	(12.9)	9,943.5	7,912.5	(20.4)
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic. In general, the performance of VivaAerobus, Grupo Aeroméxico, Aeromar, and Grupo Mexicana benefited domestic traffic. Three domestic routes were opened: Mexicana Link opened the Acapulco-Guadalajara and Guadalajara-Mazatlán-San José del Cabo routes on August 1, and Aeroméxico Connect opened the Zacatecas-Mexico City route on August 11. The Culiacán, Durango, and Mazatlán airports reported traffic growth of 15.7%, 23.2%, and 2.6% respectively. However, the overall volume of domestic traffic was affected by the temporary suspension of operations of Aviacsa (suspended since July 6) and the departure from the markets of Alma, Aladia and Avolar. The Monterrey, Acapulco, and Ciudad Juárez airports had the largest traffic reductions.

International traffic. The principal factors in the reduction in international passengers were the cancellation of routes by Mexicana and Aeroméxico; the suspension of Aviacsa; the departure of Delta from most of OMA’s airports; and a reduction in frequencies by Continental. Monterrey and the tourist destination airports were the most affected.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: September 7, 2009